September 25, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance

Re:	KT Corporation Annual Report on Form 20-F

Dear Mr. Spirgel:

Reference is made to your letter, dated September 11, 2008, regarding the filing of the annual report of KT Corporation (the “Company”) on Form 20-F for the fiscal year ended December 31, 2007 (the “Annual Report”) pursuant to the requirements of the Securities Exchange Act of 1934, as amended, and the Company’s supplemental response letter dated September 10, 2008. We would like to thank you for your review of the Annual Report and the supplemental response letter.

We set forth in this letter our response to the comment in your letter. For your convenience, we have included the text of the staff’s comment in bold followed by our response. Page references are to the Annual Report, and capitalized terms used herein without definition have the meanings ascribed to them in the Annual Report.

Financial Statements – KT Corporation

Note 36 – Reconciliation to United States Generally Accepted Accounting Principles, page F-87

1.

Refer to your response in your letter dated September 10, 2008 regarding the disclosure of discontinued operations on page F-77 and F-104. We note that you state you are not liable for liabilities of KTPI and that you therefore “reversed the negative equity”. Please help us understand the basis in the accounting literature for reversing the negative equity, including whether your accounting treatment

Mr. Larry Spirgel

Securities and Exchange Commission, p.2

resulted from gain recognition for the extinguishment of liabilities from your discontinued KTPI operation.

Korea Telecom Philippines Inc. (“KTPI”) has been the Company’s wholly owned consolidated subsidiary, and KTPI’s assets and liabilities were consolidated in the Company’s financial statements until the year ended December 31, 2007.

On October 25, 2007, the Company’s Board of Directors approved a plan to liquidate KTPI. On December 28, 2007, the Company, as the only shareholder of KTPI, approved the liquidation and dissolution of KTPI, and KTPI ceased all operations on December 31, 2007. The process of liquidating KTPI’s assets continues, and the Company expects the process to be completed shortly.

As of December 31, 2007, KTPI had liabilities in excess of its assets. The Company did not have any receivables due from, or liabilities due to, KTPI, and the Company had not issued any guarantees of KTPI’s liabilities.

Paragraph 2 of ARB 51 “Consolidated Financial Statements” states that “…A majority-owned subsidiary shall not be consolidated if control does not rest with the majority owner (as, for instance, if the subsidiary is in legal reorganization or in bankruptcy or operates under foreign exchange restrictions, controls, or other governmentally imposed uncertainties so severe that they cast significant doubt on the parent’s ability to control the subsidiary)”. Upon commencement of the liquidation process, the Company no longer had control over KTPI’s assets and no responsibility for its liabilities as of December 31, 2007.

Accordingly, the Company believed that KTPI should no longer be consolidated in the Company’s financial statements as of December 31, 2007 and its investment should be written down to nil carrying value. Consequently, the amount of KTPI’s derecognized liabilities in excess of KTPI’s derecognized assets were reflected in income from discontinued operations under both Korean GAAP and US GAAP in the Company’s consolidated financial statements.

*    *    *    *    *

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings with the U.S. Securities and Exchange Commission (the “Commission”), that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Larry Spirgel

Securities and Exchange Commission, p.3

We sincerely hope that the Company’s response above adequately addresses the Staff’s comment. If the Staff has any questions concerning this letter or requires any further information, please do not hesitate to contact the undersigned by telephone at +8231-727-0850, by fax at +8231-727-0949 or by e-mail at msh777@kt.com.

Sincerely,

/s/ Soo-Ho Maeng
Soo-Ho Maeng
Chief Financial Officer

cc:	Terry French
Accountant Branch Chief
Division of Corporation Finance

Claire DeLabar
Staff Accountant
Division of Corporation Finance

JiSin Lee
Partner
Deloitte Anjin LLC

Jinduk Han
Partner
Cleary Gottlieb Steen & Hamilton LLP